AITKEN IRVIN BERLIN & VROOMAN, LLP
                                Attorneys at Law                  Independent
New York                        2 Gannett Drive               Affiliated Offices
Washington, D.C.             White Plains, NY 10604               Beijing
Kiev                       Telephone   (914) 694-2226             Buenos Aires
                           Telecopier  (914) 694-1647

                     Writer's Direct Dial No. (914) 694-5717
                      Writer's Email: adberlin@aibvlaw.com

                                 August 11, 2005


Via Federal Express
-------------------
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C.   20549

Attention:  H. Roger Schwall
            Assistant Director

            Re:  Chaparral Resources, Inc. ("CRI")
                 Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 File No. 0-07261

Dear Mr. Schwall:

Enclosed is a response from CRI to your comment letter dated July 28, 2005 which was sent via fax to CRI's Chief Financial Officer, Mr. Nigel Penney. The company has endeavored to respond fully and completely to your inquiries.

We trust that you will find the responses to your comments satisfactory. However, should you have further questions or need any additional information please let us know.

                                             Sincerely yours,


                                             /s/ Alan D. Berlin
                                             ------------------
                                             Alan D. Berlin

Encl:  Letter from Chaparral Resource, Inc.
       McDaniel & Associates, Ltd. Reserve Report
       Map of Well Locations

cc:    Mr. Nigel Penney
       Chaparral Resources, Inc.

                                C H A P A R R A L
                            CHAPARRAL RESOURCES, INC.


United States
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Re:  Chaparral Resources, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2004
     Form 10-Q for Fiscal Quarter Ended March 31, 2005
     File No. 0-07261

Dear Mr. Schwall,

     Thank you for your letter of July 28, 2005 and the comments you raised on the above filings. As you have requested, we have keyed our responses to your comments and have endeavored to provide the information you have requested.

1. General
----------

You are correct in surmising that we have used sales volumes to calculate amortization expense per barrel instead of production volumes, as required by Rule 4-10. We have set out below in tabular form the corrected calculations of our amortization expense per barrel based on production volumes as compared to the calculation based on sales volumes as reported in the Form 10-K.


2004 10-K                                       Year        Year        Year
---------                                       2004        2003        2002
                                                ----        ----        ----
Depletion expense              $ million       17.55       17.30       12.08
Sales volumes                       Bbls   2,758,000   2,694,000   2,467,000
Depletion expense per barrel       $/bbl        6.36        6.42        4.90
Production volumes                  bbls   2,835,000   2,694,000   2,718,000
Depletion expense per barrel       $/bbl        6.19        6.42        4.44


Note that sales and production volumes were the same for Fiscal Year ended December 31, 2003 so that no change was necessary in the depletion expense calculation for that year.

For all future filings, we will calculate per barrel amortization expense using only the production volumes for the calculation rather than sales volumes. However, please advise as to whether you wish us to file an amended Form 10-K to reflect the changes in per barrel amortization expense as reflected in the above table. If you do want us to file an amended Form 10-K, please also advise whether you wish the disclosure to appear in the financial statement notes, as you mention in your letter, or only in Part II Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, which is where the incorrect figures were disclosed?


     2 Gannett Driveo Suite 418 o White Plains, NY 10604 o Tel: 866-559-3822
                                Fax: 866-700-5091

While your letter focused on our Form 10-K filing, we also reviewed the Form 10-Q that we filed for the Quarter Ended March 31, 2005 and have corrected the amortization expense per barrel disclosure contained therein as well. These changes are shown in the following table.


March 2005 10-K                                    Quarter 1       Quarter 1
---------------                                         2005            2004
                                                        ----            ----
Depletion expense                   $ million           4.83            4.22
Sales volumes                            Bbls        679,000         721,000
Depletion expense per barrel            $/bbl           7.11            5.86
Production volumes                       bbls        779,500         706,160
Depletion expense per barrel            $/bbl           6.20            5.98


Please advise as to whether you wish us to file an amended Form 10-Q to reflect the changes in amortization expense per barrel as reflected in the above table.

2. Changes in Internal Controls over Financial Reporting, page 21
-----------------------------------------------------------------

Thank you for your comment. As requested, we have revised our disclosure regarding changes in Internal Controls to conform to the requirements of Item 308(c) and Item 601, paragraph 4(d), Exhibit 31 of Regulation S-K for both our 2004 Form 10-K and Form 10-Q for the quarter ended March 31, 2005. The revised disclosure now reads as follows:

Item 4 - Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the periodic reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the rules of the SEC. The Company carried out an evaluation as of March 31, 2005, under the supervision and the participation of our management, including our chief executive officer and chief financial officer, of the design and operation of these disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings.

Changes in Internal Controls over Financial Reporting

As a result of the evaluation referred to in the preceding paragraph, there were no changes that materially affected or are reasonably likely to materially affect our internal control over financial reporting during the quarter ended March 31, 2005. There have been no significant changes in internal controls over financial reporting or other factors subsequent to December 31, 2004.

The revised disclosure will be included in all future filings unless and until any subsequent changes in Regulation S-K require further amendments to this disclosure. Please advise us as to whether you wish us to file an amended Form 10-K to reflect the foregoing changes in the language pertaining to Internal Controls and Procedures.

3. Exhibit 31.2
---------------

Thank you for your pointing out the inconsistencies in the certifications we provided in this exhibit with the requirements of Item 601(b)(31) of Regulation S-K. Our revised certifications are attached hereto as a separate document. Please note, however, that Chaparral Resources, Inc. is not an accelerated filer. Accordingly, because our disclosure of internal controls over financial reporting has been delayed, we have temporarily modified a portion of the introductory language in paragraph 4 and paragraph 4(b) of Item 601(b)(31) as permitted therein.

The revised certifications will be used for all future filings until we are required to comply with the portions of paragraph 4 of Item 601 pertaining to the disclosure of internal controls over financial reporting. Please advise us as to whether you wish us to file the amended Exhibits to our 2004 Form 10-K and Form 10-Q for the quarter ended March 31, 2005.

4. Proved Oil and Gas Reserve Quantities
----------------------------------------

Thank you for your comment. As requested, please find attached the December 31, 2004 reserve study by McDaniel & Associates Consultants Ltd. We believe this contains all of the information requested in your letter, with the exception of a map showing future well locations. This is attached as a separate document. The report also provides significant technical information pertaining to the field, including geological data, engineering data and reservoir data. We trust that you will find this information to be a satisfactory response to your comment regarding the revision to our year-end 2004 proved reserves. However, if after reviewing the attached information, you require further details, we can arrange to send you extracts of the existing field development plan for the Karakuduk Field (as approved by the Central Development Commission of the Republic of Kazakhstan). We can also provide, if required, other technical information regarding the Karakuduk Field including net pay maps of all of the productive horizons at the Field, well logs, a full geologic model well production history, drilling information or such other information as you would like to see. Accordingly, please provide us with additional guidance as to any other information you would like us to provide.

As requested in your letter, Chaparral Resources, Inc. hereby acknowledges the following:

o That it is responsible for the adequacy and accuracy of the disclosure in the filing;

o That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o That it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is the intention of Chaparral Resources, Inc. to comply with all applicable disclosure requirements and we appreciate your assistance in helping to achieve this objective. We trust that you will find our reply responsive to your comments. However, please advise us if you have any further questions or comments or require any additional information and we will respond as promptly as possible.

Yours sincerely


/s/ Nigel Penney
----------------
Nigel Penney
Chief Financial Officer
Chaparral Resources, Inc.